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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  BLUEFLY, INC.
         (Name Of Subject Company (Issuer) and Filing Person (Offeror))

                                   ----------

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   ----------

                                    096227103
         (CUSIP Number of Class of Securities (Underlying Common Stock))

                                   ----------

                              Melissa Payner-Gregor
                             Chief Executive Officer
                                  Bluefly, Inc.
                               42 West 39th Street
                            New York, New York 10018
                                 (212) 944-8000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 With copies to:
                            Richard A. Goldberg, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 698-3500

                                   ----------

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
 --------------------------------------    -----------------------------------
              $1,000,756.20                             $107.08

* Estimated in accordance with Rule 0-11 solely for the purpose of calculating the filing fee based upon the maximum number of shares of Common Stock covered by Replacement Awards issuable in connection with the exchange offer (918,125 shares) and the average of the bid and asked prices of the Common Stock as reported on the Nasdaq Capital Market on January 22, 2007.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, effective November 27, 2005, equals $107.00 per million dollars of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount  Previously Paid: Not applicable.     Filing Party: Not applicable.
      Form or Registration No.: Not applicable.    Date Filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]    third-party tender offer subject to Rule 14d-1.
      [X]    issuer tender offer subject to Rule 13e-4.
      [ ]    going-private transaction subject to Rule 13e-3.
      [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

                                TABLE OF CONTENTS

ITEM 1.   SUMMARY TERM SHEET...................................................1

ITEM 2.   SUBJECT COMPANY INFORMATION..........................................1

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.............................1

ITEM 4.   TERMS OF THE TRANSACTION.............................................1

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS............2

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS...................2

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION....................3

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY........................3

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED..............3

ITEM 10.  FINANCIAL STATEMENTS.................................................3

ITEM 11.  ADDITIONAL INFORMATION...............................................3

ITEM 12.  EXHIBITS.............................................................4

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3...............................5

SIGNATURE ...................................................................S-1

EXHIBIT INDEX .............................................................EXH-1

ITEM 1.     SUMMARY TERM SHEET.

      The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated January 25, 2007 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

      (a) Name and Address. The name of the issuer is Bluefly, Inc., a Delaware corporation ("Bluefly" or the "Company"). Bluefly's principal executive office is located at 42 West 39th Street, New York, New York 10018, and its telephone number is (212) 944-8000. The information in the Offer to Exchange under Section 10 ("Information Concerning Bluefly, Inc.") is incorporated herein by reference.

      (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by Bluefly to eligible employees and non-employee directors the opportunity to exchange (i) their outstanding eligible stock options that were vested as of August 31, 2006 for restricted stock awards consisting of the right to receive restricted common stock of the Company upon vesting (these awards are also referred to as "Restricted Stock Awards") and (ii) their outstanding eligible stock options that were not vested as of August 31, 2006 for deferred restricted stock unit awards consisting of rights to receive common stock of the Company on specified dates subsequent to vesting (these awards are also referred to as "Deferred Stock Unit Awards"). The Restricted Stock Awards and Deferred Stock Unit Awards will be granted under Bluefly's 2005 Equity Incentive Plan (the "2005 Plan") upon the terms and subject to the conditions set forth in the Offer to Exchange. As of January 22, 2007, options to purchase approximately 1,652,000 shares of Bluefly common stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under Part I ("Summary Term Sheet") and in Part III, Section 1 ("Eligibility"), Section 2 ("Number of Shares of Restricted Stock and Deferred Stock Unit Awards; Expiration Date"),
Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Awards and Deferred Stock Unit Awards") and Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock Awards and Deferred Stock Unit Awards") is incorporated herein by reference.

      (c) Trading and Market Price. The information set forth in the Offer to Exchange under Part III, Section 8 ("Price Range of Our Common Stock") is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) Name and Address. The filing person is the subject company, Bluefly, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix B to the Offer to Exchange ("Information about the Directors and Executive Officers of Bluefly, Inc.") is incorporated by reference.

ITEM 4.     TERMS OF THE TRANSACTION.

      (a) Material Terms. The information set forth in the Offer to Exchange under Part I ("Summary Term Sheet") and in Part III, Section 1 ("Eligibility"),
Section 2 ("Number of Shares of Restricted Stock and Deferred Stock Unit Awards; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Awards and Deferred Stock Unit Awards"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock Awards and Deferred Stock Unit Awards"), Section 12 ("Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"),
Section 14 ("Material U.S. Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment"), is incorporated herein by reference.

      (b) Purchases. Bluefly's chief executive officer, Melissa Payner-Gregor and chief financial officer, Patrick C. Barry; are not eligible to participate in the Offer. The information in the Offer to Exchange under Part III, Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Part III, Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Amended and Restated 1997 Plan filed as Exhibit (d)(1) and Form of Stock Option Agreement pursuant to such plan filed as Exhibit (d)(2), the Bluefly, Inc. 2000 Stock Option Plan, filed as Exhibit (d)(3) and Form of Stock Option Agreement pursuant to such plan filed as Exhibit (d)(4), the 2005 Plan filed as Exhibit (d)(5) and Form of Stock Option Agreement pursuant to such plan filed as Exhibit (d)(6), the Employment Agreement dated as of November 14, 2006 between the Company and Melissa Payner-Gregor filed as Exhibit (d)(7), the Employment Agreement dated as of November 14, 2006 between the Company and Patrick C. Barry filed as Exhibit
(d)(8), the Form of Restricted Stock Agreement pursuant to such plan filed as Exhibit (a)(1)(E) and the Form of Deferred Stock Unit Agreement pursuant to such plan filed as Exhibit (a)(1)(F) are incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) Purposes. The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Part III, Section 3 ("Purpose of the Offer") is incorporated herein by reference.

      (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Part III, Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Awards and Deferred Stock Unit Awards") and Section 12 ("Status of Options Accepted By Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

      (c)   Plans. The information  set  forth  in  the Offer  to Exchange under
Part III, Section 10 ("Information Concerning Bluefly, Inc.") is incorporated herein by reference.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) Source of Funds. The information set forth in the Offer to Exchange under Part III, Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock Awards and Deferred Stock Unit Awards") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

      (b)   Conditions. The information set forth in the Offer to Exchange under
Part III, Section 7 ("Conditions of the Offer") is incorporated herein by reference.

      (d)   Borrowed Funds. Not applicable.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) Securities Ownership. The information set forth in the Offer to Exchange under Part III, Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Appendix B ("Information About the Directors and Executive Officers of Bluefly, Inc.") is incorporated herein by reference.

      (b) Securities Transactions. The information set forth in the Offer to Exchange under Part III, Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a)   Solicitations or Recommendations. Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

      (a) Financial Information. The information set forth in the Offer to Exchange under Part III, Section 10 ("Information Concerning Bluefly, Inc.") and
Section 17 ("Additional Information"), in Item 8 of Bluefly's Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on February 28, 2006, and in Item 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 14, 2006, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and such Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission's website at www.sec.gov.

      (b)   Pro Forma Information. Not applicable.

      (c) Summary Information. The information set forth in the Offer to Exchange under Part III, Section 10 ("Information Concerning Bluefly, Inc.") is incorporated herein by reference.

ITEM 11.    ADDITIONAL INFORMATION.

      (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Part III, Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

      (b)   Other Material Information. Not applicable.

ITEM 12.    EXHIBITS

(a)(l)(A)   Offer to Exchange, dated January 25, 2007.

(a)(1)(B)   Form of Letter of Transmittal.

(a)(1)(C)   Form of Notice of Withdrawal.

(a)(1)(D) Form of Letter from Chief Executive Officer to Eligible Employees, dated January 25, 2007, regarding "Announcement of Option Exchange Offer."

(a)(1)(E) Form of Restricted Stock Agreement under Bluefly, Inc. 2005 Stock Incentive Plan.

(a)(1)(F) Form of Deferred Stock Units Agreement under Bluefly, Inc. 2005 Stock Incentive Plan.

(a)(1)(G)   PowerPoint Presentation Regarding Offer to Exchange.

(a)(1)(H)   Summary Description of Bluefly's Option Exchange Program.

(a)(1)(I)   Form   of   E-mail    Confirmation   of   Receipt   of   Letter   of
            Transmittal/Notice of Withdrawal.

(a)(1)(J)   Form of E-mail Reminder of Expiration of Option Exchange Offer.

(a)(1)(K)   Form of E-mail  Confirmation  of  Participation  in Option  Exchange
            Offer.

(a)(1)(L)   Form of Tax Withholding  Election--Restricted  Stock/Deferred  Stock
            Units.

(a)(1)(M)   Form of Section 83(b) Election.

(a)(1)(N) Bluefly, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on February 28, 2006, incorporated herein by reference.

(a)(1)(O) Bluefly, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 11, 2006 and incorporated herein by reference.

(a)(1)(P) Bluefly, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006, filed with the Securities and Exchange Commission on August 11, 2006 and incorporated herein by reference.

(a)(1)(Q) Bluefly, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 14, 2006 and incorporated herein by reference.

(b)         Not applicable.

(d)(1) Bluefly, Inc. Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit 10.2 to Bluefly, Inc. Annual Report on Form 10-KSB for the year ended December 31, 1999, filed with the Securities and Exchange Commission on March 30, 2000).

(d)(2) Form of Stock Option Agreement under Bluefly, Inc. Amended and Restated 1997 Stock Option Plan.

(d)(3)      Bluefly,  Inc. 2000 Stock Option Plan  (incorporated by reference to
            Exhibit 10.17 to Bluefly, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000).

(d)(4)      Form of Stock Option Agreement under Bluefly, Inc. 2000 Stock Option
            Plan.

(d)(5) Bluefly, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.58 to Bluefly, Inc. Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 3, 2005).

(d)(6) Form of Stock Option Agreement under Bluefly, Inc. 2005 Stock Incentive Plan.

(d)(7) Employment Agreement dated as of November 14, 2006 between Bluefly, Inc. and Melissa Payner-Gregor.

(d)(8) Employment Agreement dated as of November 14, 2006 between Bluefly, Inc. and Patrick C. Barry.

(g)         Not applicable.

(h)         Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)         Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           BLUEFLY, INC.

                                           By:  /s/  PATRICK C. BARRY
                                                ----------------------------
                                                Patrick C. Barry
                                                Chief Financial Officer and
                                                Chief Operating Officer

Dated: January 25, 2007

                                  EXHIBIT INDEX

EXHIBIT                               DESCRIPTION OF EXHIBIT
------------      --------------------------------------------------------------
(a)(l)(A)         Offer to Exchange, dated January 25, 2007.

(a)(1)(B)         Form of Letter of Transmittal.

(a)(1)(C)         Form of Notice of Withdrawal.

(a)(1)(D) Form of Letter from Chief Executive Officer to Eligible Employees, dated January 25, 2007, regarding "Announcement of Option Exchange Offer."

(a)(1)(E) Form of Restricted Stock Agreement under Bluefly, Inc. 2005 Stock Incentive Plan.

(a)(1)(F)         Form of Deferred Stock Units  Agreement  under  Bluefly,  Inc.
                  2005 Stock Incentive Plan.

(a)(1)(G)         PowerPoint Presentation Regarding Offer to Exchange.

(a)(1)(H)         Summary Description of Bluefly's Option Exchange Program.

(a)(1)(I)         Form  of  E-mail   Confirmation   of   Receipt  of  Letter  of
                  Transmittal/Notice of Withdrawal.

(a)(1)(J)         Form of E-mail  Reminder  of  Expiration  of  Option  Exchange
                  Offer.

(a)(1)(K)         Form  of  E-mail   Confirmation  of  Participation  in  Option
                  Exchange Offer.

(a)(1)(L)         Form of Tax  Withholding  Election--Restricted  Stock/Deferred
                  Stock Units.

(a)(1)(M)         Form of Section 83(b) Election.

(a)(1)(N) Bluefly, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on February 28, 2006, incorporated herein by reference.

(a)(1)(O) Bluefly, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 11, 2006 and incorporated herein by reference.

(a)(1)(P) Bluefly, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006, filed with the Securities and Exchange Commission on August 11, 2006 and incorporated herein by reference.

                                      EXH-1

(a)(1)(Q) Bluefly, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 14, 2006 and incorporated herein by reference.

(b)               Not applicable.

(d)(1) Bluefly, Inc. Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit 10.2 to Bluefly, Inc. Annual Report on Form 10-KSB for the year ended December 31, 1999, filed with the Securities and Exchange Commission on March 30, 2000).

(d)(2) Form of Stock Option Agreement under Bluefly, Inc. Amended and Restated 1997 Stock Option Plan.

(d)(3) Bluefly, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.17 to Bluefly, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000).

(d)(4)            Form of Stock Option Agreement under Bluefly,  Inc. 2000 Stock
                  Option Plan.

(d)(5) Bluefly, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.58 to Bluefly, Inc. Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 3, 2005).

(d)(6) Form of Stock Option Agreement under Bluefly, Inc. 2005 Stock Incentive Plan.

(d)(7) Employment Agreement dated as of November 14, 2006 between Bluefly, Inc. and Melissa Payner-Gregor.

(d)(8) Employment Agreement dated as of November 14, 2006 between Bluefly, Inc. and Patrick C. Barry.

(g)               Not applicable.

(h)               Not applicable.

                                      EXH-2